Filed by Horizon Acquisition Corporation II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Subject Company:

Horizon Acquisition Corporation II

Commission File No.: 001-39631

Date: January 24, 2023

Flexjet CEO Mike Silvestro Receives the Living Legends of Aviation’s Lifetime Aviation Industry Award

▪	Longtime Flexjet CEO Receives the Living Legends’ Highest Honor
▪	Recognized for His Pioneering Advancement of Fractional Aviation

CLEVELAND, January 24, 2023 – The Chief Executive Officer of Flexjet , a global leader in subscription-based private aviation, has received the Living Legends of Aviation Lifetime Aviation Industry Award. Michael J. “Mike” Silvestro, who is the longest tenured CEO in the fractional aviation industry, was given with the group’s highest honor at its 20th annual awards event on Jan. 20, 2023, hosted by John Travolta at the Beverly Hilton Hotel in Beverly Hills, California.

“I am thrilled that the Living Legends of Aviation has honored Mike Silvestro with its Lifetime Aviation Industry Award,” said Flexjet Chairman Kenn Ricci, himself a recipient of the Lifetime Aviation Entrepreneur Award to which the award now carries his namesake. “I have worked with Mike for more than two decades, and he has revolutionized private jet travel with expanded accessibility and efficiency while also making Flexjet a leader in sustainability, technology innovation, and the creation of new forms of air travel.”

Founded in 2003 at the beginning of aviation’s second hundred years, the Living Legends of Aviation is a group of people of accomplishment in the field – entrepreneurs, pilots, astronauts, industry leaders, record breakers and celebrities who have become noted pilots – who celebrate accomplishments and advances in aviation. Members include astronauts Buzz Aldrin and Jim Lovell, pilot Chesley “Sully” Sullenberger, actor-aviators Harrison Ford and Tom Cruise and business leaders Clay Lacy and Fred Smith.

“This honor is a tribute to the people at Flexjet who embody our fundamental principles that enable us to lead our industry to new heights,” said Silvestro. “Over the course of my career I have been proud to be a leader in private aviation as it has evolved into the exciting industry it is today.”

About Mike Silvestro’s Career

In 2000, Silvestro left a successful career as a marketing entrepreneur to join Ricci at Flight Options, which introduced for the first time, shares in pre-owned aircraft. His leadership positioned Flight Options as a leader in the industry. Silvestro served as CEO of the company through the severe downturn that followed the 2008-09 financial crisis and recession, allowing it to rebound faster than its peers, with a year-over-year 467 percent increase in fractional jet sales in the first quarter of 2011.

In 2013, Directional Aviation acquired Flexjet from Bombardier, eventually merging its operations with those of Flight Options and naming Silvestro as CEO of the combined enterprise.

In 2018, Silvestro marked his 10th anniversary as a fractional jet travel provider CEO, becoming the industry’s longest-tenured leader. Since then, he led Flexjet through the COVID-19 pandemic, establishing new health standards and innovative initiatives such as Project Lift, under which Flexjet flight crews traveled to or from their assignments on Flexjet’s private fleet instead of commercial airlines, minimizing the risk of contagion.

Under Silvestro’s leadership. Flexjet has become an industry innovator, launching premium offering Red Label, providing integrated travel options worldwide through its fleet of large-cabin and ultra-long-range aircraft, establishing a growing network of private jet terminals and becoming the only operator to offer seamless travel via its own private helicopter division. In addition, Flexjet has been a leader in sustainability, providing carbon-neutral service in the U.S. and Europe through 4AIR.

Silvestro holds a degree in marketing from the University of Notre Dame, where he was roommates with Ricci. Silvestro is married to his wife of 40 years, Mary Lynn Silvestro, with whom he has brought up four children. He serves on the Board of Trustees of Ursuline College and is actively involved in youth education initiatives.

Silvestro’s honor comes in advance of the combination of Flexjet and Horizon Acquisition Corporation II (NYSE: HZON), a publicly traded special purpose acquisition company, which will result in Flexjet becoming a publicly listed company.

About Flexjet

Flexjet, Inc., a global leader in subscription-based private aviation, first entered the fractional jet ownership market in 1995. Flexjet offers fractional jet ownership and leasing and is the first in the world to be recognized as achieving the Air Charter Safety Foundation’s Industry Audit Standard, is the first and only company to be honored with 23 FAA Diamond Awards for Excellence, upholds an ARG/US Platinum Safety Rating, a 4AIR Bronze Sustainable Rating and is IS-BAO compliant at Level 2. Red Label by Flexjet, a market differentiator, which features the most modern fleet in the industry, flight crews dedicated to a single aircraft and the LXi Cabin Collection of interiors. To date there are more than 40 different interior designs across its fleet, which includes the Embraer Phenom 300 and Praetor 500, Bombardier Challenger 350, the Gulfstream G450 and G650. Flexjet’s European fleet includes the Embraer Praetor 600 and the Gulfstream G650. Flexjet’s helicopter division sells fractional, lease, and on-demand charter access to its fleet of owned, operated and maintained Sikorsky S-76 helicopters which boast 55,000 hours of safe flying certified by Wyvern and ARG/US and serving locations throughout the northeastern United States, United Kingdom and southern Florida. Flexjet is a member of the Directional Aviation family of companies. For more details on innovative programs and flexible offerings, visit www.flexjet.com or follow us on Instagram @FlexjetInc.

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Contact:

Susan Ruiz Patton

Flexjet Head of External Communications

216-333-9526 (mobile)

Susan.Ruiz.Patton@flexjet.com

Additional Information and Where to Find It

In connection with the business combination (the “Business Combination”), Horizon Acquisition Corporation II (“Horizon”), Epic Aero, Inc. (“Epic”) and Flexjet intend to prepare, and Flexjet intends to file a registration statement on Form S-4 (the “Registration Statement”) containing a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to holders of Horizon Stock in connection with Horizon’s solicitation of proxies for the vote by Horizon’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of Flexjet to be issued in connection with the Business Combination. When available, Horizon will mail the definitive proxy statement/prospectus and other relevant documents to its shareholders as of a record date to be established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Horizon will send to its shareholders in connection with the Business Combination. Investors and security holders of Horizon are advised to read, when available, the preliminary proxy statement/prospectus in connection with Horizon’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) and general amendments thereto and the definitive proxy statement/prospectus because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination.

Copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed by Horizon or Flexjet with the U.S. Securities and Exchange Commission (the “SEC”) may be obtained, once available, free of charge at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Horizon and its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Horizon’s shareholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Horizon’s shareholders in connection with the Business Combination will be in the Registration Statement, including a proxy statement/prospectus, when it is filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Horizon’s directors and officers in Horizon’s filings with the SEC and such information will also be in the Registration Statement to be filed with the SEC, which will include the proxy statement/prospectus of Horizon for the Business Combination. These documents can be obtained free of charge at the SEC’s website (www.sec.gov).

Flexjet, Epic and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Horizon in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the Business Combination when available.

Forward-Looking Statements

Certain statements made in this communication and the documents incorporated by reference herein are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “target,” “believe,” “expect,” “will,” “shall,” “may,” “anticipate,” “estimate,” “would,” “positioned,” “future,” “forecast,” “intend,” “plan,” “project,” “outlook” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Examples of forward-looking statements include, among others, statements made in this communication regarding the proposed transactions contemplated by the business combination agreement (the “BCA”), including the benefits of the Business Combination, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the Business Combination.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on Horizon’s and Epic’s managements’ current beliefs, expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the BCA; (2) the outcome of any legal proceedings that may be instituted against Horizon, Epic or Flexjet following the announcement of the BCA and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the stockholders of Horizon and Epic, certain regulatory approvals, or satisfy other conditions to closing in the BCA; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the BCA or could otherwise cause the transaction to fail to close; (5) the failure to meet the minimum cash requirement of the BCA due to Horizon shareholder redemptions and the failure to obtain replacement financing; (6) the inability to complete a concurrent PIPE Investment in connection with the Business Combination; (7) the failure to meet projected development and production targets; (8) the inability to obtain or maintain the listing of Flexjet’s shares of common stock on The New York Stock Exchange following the proposed Business Combination; (9) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (10) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of Horizon, Epic and Flexjet to each grow and manage growth profitably, and retain its key employees; (11) costs related to the proposed Business Combination; (12) changes in applicable laws or regulations; (13) the possibility that Horizon or Epic may be adversely affected by other economic, business, and/or competitive factors; (14) risks relating to the uncertainty of the projected financial information with respect to Epic; (15) risks related to the organic and inorganic growth of Epic’s business and the timing of expected business milestones; (16) the amount of redemption requests made by Horizon’s shareholders; (17) actual or potential conflicts of interest of Horizon’s shareholders and other related parties as a result of certain relationships and transactions with Flexjet, Epic and Horizon, including significant ownership interests and business relationships; (18) members of management of Epic and their affiliated entities and Eldridge Industries, LLC and its affiliates (including Horizon II Sponsor, LLC) will control Flexjet following the consummation of the Business Combination, and their interests may conflict with Flexjet’s or its public stockholders, and such persons will be able to determine the composition of Flexjet’s board of directors and actions requiring stockholder approval, including a sale of Flexjet (including in an unsolicited transaction, which they will be able to block); and (19) other risks and uncertainties indicated from time to time in the final prospectus of Horizon for its initial public offering dated March 15, 2021 filed with the SEC and the Registration Statement on Form S-1, that includes a preliminary proxy statement/prospectus, and when available, a definitive proxy statement and final prospectus relating to the proposed Business Combination, including those under “Risk Factors” therein, and in Horizon’s and Flexjet’s other filings with the SEC. Horizon cautions that the foregoing list of factors is not exclusive.

Horizon, Epic and Flexjet caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Horizon, Epic and Flexjet do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, whether as a result of new information, future events, or otherwise, except as may be required by applicable law. None of Horizon, Epic and Flexjet gives any assurance that any of Horizon, Epic or Flexjet will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, or an exemption therefrom, and otherwise in accordance with applicable law.

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